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                               July 6, 2023

       Edward Spehar
       Director, Vice President and Chief Financial Officer
       BRIGHTHOUSE LIFE INSURANCE Co
       11225 North Community House Road
       Charlotte, North Carolina 28277

                                                        Re: BRIGHTHOUSE LIFE
INSURANCE Co
                                                            Form 10-K Filed
March 1, 2023
                                                            Form 10-Q Filed May
11, 2023
                                                            File No. 033-03094

       Dear Edward Spehar :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed March 1, 2023

       Note 10. Equity - Statutory Financial Information, page 125

   1. Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to
satisfy regulatory requirements. Refer to ASC 944-505-50-1 for guidance.
       Form 10-Q Filed May 11, 2023

       Non-GAAP Financial Disclosures, page 62

   2. We note your reconciliation of net income/(loss) available to shareholders to adjusted earnings on page 64.
Please provide us detail of the underlying adjustments in the    Other
                                                        adjustments
reconciling item for each quarter presented and provide us relevant facts and circumstances to
explain what the items represent and why you adjust for them.
   3. Please tell us and revise future filings to disclose how you calculate the provision for
 Edward Spehar
BRIGHTHOUSE LIFE INSURANCE Co
July 6, 2023
Page 2
         income tax related to your adjusted earnings Non-GAAP measure.
4. Please tell us how you considered whether each of the change in market risk benefits adjustments and the other adjustments used to calculate adjusted earnings have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Additionally, please tell us if you believe the resulting consolidated measure of adjusted earnings is misleading and violates Rule 100(b) of
         Regulation G. Please refer to Questions 100.04 and 104.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202)
551-
3423 with any questions.



FirstName LastNameEdward Spehar            Sincerely,
Comapany NameBRIGHTHOUSE LIFE INSURANCE Co
                                           Division of Corporation Finance
July 6, 2023 Page 2                        Office of Finance
FirstName LastName